

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2023

Henry C.W. Nisser, Esq
President and General Counsel
Ault Alliance, Inc.
11411 Southern Highlands Parkway, Suite 240
Las Vegas, NV 89141

      Re: Ault Alliance, Inc.
           Form 10-K/A for the Fiscal Year Ended December 31, 2022
           Filed May, 2023
           Response Dated February 27, 2023
           File No. 001-12711

Dear Henry C.W. Nisser, Esq:

      We have reviewed your February 27, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 23, 2023 letter.

Form 10-K/A for the Fiscal Year Ended December 31, 2022

Consolidated Statements of Cash Flows, page F-13

1.   We have reviewed your response to comment 2 and note that you currently classify proceeds from the sale of cryptocurrencies within operating activities on your statements of cash flows. Citing specific guidance in ASC 230, please tell us how you determined that classification within operating activities, as opposed to investing activities, was appropriate.

Notes to Consolidated Financial Statements
Revenue Recognition
Bitcoin Mining, page F-20

2. You indicate within your response to comment 4 that you would clarify in future filings that your customer, as defined in ASC 606-10-20, is the mining pool operator with whom you agreed to the terms of service and user service agreement. Please ensure you provide this disclosure within future filings. If you did clearly and explicitly disclose such information within your filings made subsequent to our prior comment letter, please clarify where you have provided the disclosures.

3. We note your response to comment 5 and the statements within your responses to comments 9 and 10 of your response letter dated September 30, 2022 that your mining pool agreement is cancelable at any time by either party without penalty. Please reconcile such statement to the disclosure on page F-20 of your Form 10-K/A for the fiscal year ended December 31, 2022, that your contracts with mining pool operators "are terminable at any time by and at no cost to the Company, and by the pool operator under certain conditions specified in the contract." Address the reasons for this apparent inconsistency and tell us in sufficient detail the "certain conditions" that allow pool operators to cancel the agreements. Explain to us how the contractual terms impacted your ASC 606 determinations of contract inception for the measurement of non-cash consideration and how it impacts your assessment of the duration of the contracts for accounting purposes.

Bitcoin, page F-21

4. As previously stated in prior comment 6, we believe ASC 350-30-35-19 indicates impairment exists whenever carrying value exceeds fair value and thus we believe your accounting policy should be corrected to comply with that requirement. Please also quantify for us the effect of correcting your policy on the financial statement periods presented and tell us whether such correction is material and the reasons why or why not.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing